TF 8/14/14

14041271

RECEIVED
2014 JUL 31 PM 12:29
SEC / MR

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67895

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waterview Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12201 Merit Drive, Suite 700
(No. and Street)

Dallas, Texas 75251
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Travis Wolff, LLP
(Name – *if individual, state last, first, middle name*)

15950 N. Dallas Pkwy, Suite 600, Dallas, Texas 75248
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

D 8/14/14

OATH OR AFFIRMATION

I, Larry S. Starks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waterview Securities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, FinOP & GSP

Title

Mary Lynn Hunzelman

Notary Public

Mary Lynn Hunzelman
Commission Expires
03-05-2017
NOTARY PUBLIC STATE OF TEXAS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



WATERVIEW SECURITIES, INC.

Financial Statements
with
Supplemental Information
and
Independent Auditors' Report

Years Ended December 31, 2013 and 2012

WATERVIEW SECURITIES, INC.

Table of Contents

TravisWolff
Independent Advisors & Accountants

15950 N. Dallas Parkway, Suite 600
Dallas, Texas 75248
t 972.661.1843 f 972.490.4120

INDEPENDENT AUDITORS' REPORT

Waterview Securities, Inc.
Dallas, Texas

We have audited the accompanying financial statements of Waterview Securities, Inc. (the Company), which are comprised of the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Waterview Securities, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the basic financial statements. This information has been subjected to the auditing procedures applied in our audits of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic financial statements or to the basic financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Travis Wolff, LLP

Certified Public Accountants
February 4, 2014
Dallas, Texas

WATERVIEW SECURITIES, INC.

Statements of Financial Condition
December 31, 2013 and 2012

		2013		2012
ASSETS				
Current assets:				
Cash and cash equivalents	$	**517,309**	$	95,855
Prepaid expenses		**2,439**		2,537
FINRA deposit		**1,308**		70
Total current assets	$	**521,056**	$	98,462
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	**1,215**	$	88
Total current liabilities		**1,215**		88
Commitments and contingencies (Notes 2 and 6)				
Stockholders' equity				
Common stock - $0.01 par value, 100,000 shares authorized; 50,001 shares issued and outstanding		**500**		500
Additional paid-in capital		**49,500**		49,500
Retained earnings		**469,841**		48,374
Total stockholders' equity		**519,841**		98,374
	$	**521,056**	$	98,462

See accompanying notes to financial statements.

WATERVIEW SECURITIES, INC.

Statements of Stockholders' Equity
Years Ended December 31, 2013 and 2012

	Common Stock								
	Shares		Amount		Additional Paid-in Capital		Retained Earnings		Total
Balance, January 1, 2012	50,001	$	500	$	49,500	$	346,825	$	396,825
Distributions to stockholders	-		-		-		(300,006)		(300,006)
Net income	-		-		-		1,555		1,555
Balance, December 31, 2012	**50,001**	**$**	**500**	**$**	**49,500**	**$**	**48,374**	**$**	**98,374**
Net income	-		-		-		**421,467**		**421,467**
Balance, December 31, 2013	**50,001**	**$**	**500**	**$**	**49,500**	**$**	**469,841**	**$**	**519,841**

See accompanying notes to financial statements.

WATERVIEW SECURITIES, INC.

Statements of Stockholders' Equity
Years Ended December 31, 2013 and 2012

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2012	50,001	$ 500	$ 49,500	$ 346,825	$ 396,825
Distributions to stockholders	-	-	-	(300,006)	(300,006)
Net income	-	-	-	1,555	1,555
Balance, December 31, 2012	**50,001**	**$ 500**	**$ 49,500**	**$ 48,374**	**$ 98,374**
Net income	-	-	-	**421,467**	**421,467**
Balance, December 31, 2013	**50,001**	**$ 500**	**$ 49,500**	**$ 469,841**	**$ 519,841**

See accompanying notes to financial statements.

WATERVIEW SECURITIES, INC.

Statements of Cash Flows
Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities		
Net income	$ 421,467	$ 1,555
Adjustment to reconcile net income to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	-	91
Prepaid expenses	98	(61)
FINRA deposit	(1,238)	(35)
Accounts payable	1,127	(55,485)
Net cash provided by (used in) operating activities	421,454	(53,935)
Cash flows used in financing activities		
Distributions to stockholders	-	(300,006)
Increase (decrease) in cash and cash equivalents	421,454	(353,941)
Cash and cash equivalents, beginning of year	95,855	449,796
Cash and cash equivalents, end of year	$ 517,309	$ 95,855

See accompanying notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Waterview Securities, Inc., a Texas Subchapter S Corporation, (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company provides merger and acquisition advisory services and investment banking services that may include the private placement and transfer of securities. The Company does not hold or receive customer funds or securities.

Substantially all of the Company's business is conducted with customers located in the southern United States.

In preparing the accompanying financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2013, through the date the financial statements were available to be issued, February 4, 2014.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Cash equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly-liquid investments with maturities of less than ninety days when purchased.

Fee and service revenue
Fee and service revenue result primarily from raising capital and financial advisory services surrounding mergers and acquisitions for privately owned companies and divisions of public companies. Such fees are recognized as projects are completed or as revenue is earned.

Income taxes
The Company has elected to be treated as a Subchapter S corporation under the Internal Revenue Code. In lieu of corporate income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies - (Continued)

Income taxes - continued
At December 31, 2013 and 2012, there were no uncertain tax positions. The Company is no longer subject to tax examinations by tax authorities for years prior to 2010 as of December 31, 2013. Interest and penalties related to uncertain tax positions are recognized in income tax expense. As of December 31, 2013 and 2012, no interest or penalties related to uncertain tax positions had been accrued.

Concentration of credit risk and significant customers
The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant risk on cash.

The Company has one customer that accounted for 79% of annual revenues during the year ended December 31, 2013 and another customer that accounted for 95% of annual revenues during the year ended December 31, 2012.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013 and 2012, the Company had net capital of $516,094 and $95,767 and a net capital requirement of $5,000 in both years. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 at both December 31, 2013 and 2012. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Liabilities Subordinated to Claims of General Creditors

As of December 31, 2013 and 2012, there were no liabilities subordinated to claims of general creditors.

Note 4 - Stockholders' Equity

The Company is authorized to issue 100,000 shares of common stock, with a par value of $0.01 per share. It is classified as a "small business corporation" and its stock is classified as §1244 stock as defined by the Internal Revenue Code (IRC). The maximum amount to be received by the Company in consideration of its stock to be issued pursuant to this IRC section shall not exceed $1,000,000. There are 50,001 shares issued and outstanding as of December 31, 2013 and 2012.

Note 5 - Related Party Transactions

The Company has an expense-sharing agreement with an entity owned by the Company's stockholders. The fees paid to the related party amounted to $4,800 for the years ended December 31, 2013 and 2012, respectively.

The Company also has an agreement with an entity owned by the Company's stockholders whereby the entity provides administrative support, document preparation, financial analysis, and creation of marketing materials in exchange for fifty percent of the retainer the Company received from its customers. The administrative support fee paid to the related party amounted to $17,500 for the years ended December 31, 2013 and 2012. The Company reimbursed expenses to the above related parties for $1,040 and $1,721 during the years ended December 31, 2013 and 2012, respectively.

Note 6 - Commitments and Contingencies

The Company receives referrals from third parties and has agreements with the third parties to pay a referral fee based on the financial outcome of the referred project. Management did not owe the third parties any referral fees at December 31, 2013 and 2012. During the year ended December 31, 2013 the Company paid referral fees totaling $41,106. The Company did not pay any referral fees during the year ended December 31, 2012.

Note 7 - Information Relating to Possession or Controls Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

SUPPLEMENTAL INFORMATION

WATERVIEW SECURITES, INC.

Schedule I
Computations of Net Capital Under Rule 15 c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2013

Net capital		
Total stockholders' equity	$	519,841
Less nonallowable assets:		3,747
Net capital	$	516,094
Aggregate indebtedness		
Aggregate indebtedness liabilities	$	1,215
Computations of basic net capital requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	81
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	511,094
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$	510,094
Percentage of aggregate indebtedness to net capital		0.24%

Note: The above computations do not differ materially from the computations of net capital under Rule 15c3-1 filed by the Company with the Financial Industry Regulatory Authority as of December 31, 2013.

WATERVIEW SECURITES, INC.

Schedule II
Computation of Determination of Reserve
Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

---

The Company is exempt from Rule 15c3-3 pursuant to the provisions of Section (k)(2)(i). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

TravisWolff
Independent Advisors & Accountants

15950 N. Dallas Parkway, Suite 600
Dallas, Texas 75248
t 972.661.1843 f 972.490.4120

REPORT ON INTERNAL CONTROL

Waterview Securities, Inc.
Dallas, Texas

In planning and performing our audits of the financial statements of Waterview Securities, Inc. (the Company) as of and for the year ended December 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 and 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchanges Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Travis Wolff, LLP

Certified Public Accountants
February 4, 2014
Dallas, Texas



WATERVIEW SECURITIES, INC.

Agreed-Upon Procedures Report

For the Year Ended December 31, 2013

WATERVIEW SECURITIES, INC.

Table of Contents

TravisWolff
Independent Advisors & Accountants

15950 N. Dallas Parkway, Suite 600
Dallas, Texas 75248
t 972.661.1843 f 972.490.4120

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Waterview Securities, Inc.
Dallas, Texas

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Waterview Securities, Inc. (the Company) as established by the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with these requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries in the check register, noting no differences.

2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of income and expense, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of income and expense, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no overpayments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we did not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We have no responsibility to update this report for events or circumstances occurring after the date of this report. This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(e)(4) under the Securities Exchanges Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Travis Wolff, LLP

Certified Public Accountants
February 13, 2014
Dallas, Texas

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067895 FINRA DEC
WATERVIEW SECURITIES INC 17*17
12201 MERIT DR STE 700
DALLAS TX 75251-3114

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Larry Starks 469 916 3937

2. A.	General Assessment (item 2e from page 2)	$ 1,240
B.	Less payment made with SIPC-6 filed (exclude interest) 7/22/13 Date Paid	(25)
C.	Less prior overpayment applied	(Ø)
D.	Assessment balance due or (overpayment)	1,215
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	Ø
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1,215
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 1,215	
H.	Overpayment carried forward $(Ø)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Waterview Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 31 day of December, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 501,195
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	Ø
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income/ Reimbursed Expenses (Deductions in excess of $100,000 require documentation)	5,130
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	5,130
2d. SIPC Net Operating Revenues	$ 496,065
2e. General Assessment @ .0025	$ 1,240
	(to page 1, line 2.A.)